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                            September 26, 2023

       Oliver Reichert
       Chief Executive Officer
       Birkenstock Holding Ltd
       1-2 Berkeley Square
       London W1J 6EA
       United Kingdom

                                                        Re: Birkenstock Holding
Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed September 15,
2023
                                                            File No. 333-274483

       Dear Oliver Reichert:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 7, 2023 letter.

       Registration Statement on Form F-1 filed September 15, 2023

       Use of Proceeds, page 74

   1. Please disclose the estimated net amount of the proceeds broken down into each principal intended use thereof.
See Item 3.C of Form 20-F.
 Oliver Reichert
FirstName
BirkenstockLastNameOliver
            Holding Ltd Reichert
Comapany 26,
September  NameBirkenstock
               2023        Holding Ltd
September
Page 2     26, 2023 Page 2
FirstName LastName
Business
Operations
Logistics, page 149

2. We note your response to comment 2, and reissue in part. Please tell us whether you have a contractual agreement with the fulfillment center in Columbus, Ohio, and describe the material terms of any agreement you have with that facility.
Tax Receivable Agreement, page 179

3. We note your response to comment 3. Please revise your disclosure to include a representation that all material terms of the agreement have been discussed. Please make similar revisions to your disclosure regarding the Shareholders' Agreement.
Exhibits and Financial Statement Schedules.
Form of Opinion of Carey Olsen Jersey LLP, page II-1

4. Please have counsel file a final opinion in a pre-effective amendment to the registration statement. In addition, please have counsel revise to:
             remove assumption 3.1.5. Counsel may not assume that the company is not insolvent;
             revise paragraph 4 to recognize that the shares to be sold by the selling shareholder are already outstanding and fully paid; and
             remove "the Directors" designation from the addressee as it, combined with the statement in paragraph 6.3, creates an improper limitation on reliance.

       You may contact Charles Eastman at 202-551-3794 or Martin James at 202-551-3671 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Erin Purnell at 202-551-3454 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:      Ross Leff